March 18, 2026

Charles F. Wagner, Jr.
Executive Vice President and Chief Operating & Financial Officer
Vertex Pharmaceuticals, Inc.
50 Northern Avenue
Boston, MA 02210

       Re: Vertex Pharmaceuticals, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2025
           File No. 000-19319
Dear Charles F. Wagner Jr.:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2025
Financial Statements
B. Collaboration, License and Other Arrangements
Out-license Agreements, page F-20

1. We note your disclosure stating that you entered into collaboration agreements with Zai
       Lab Limited and Ono Pharmaceuticals Co. Ltd. In future filings, if material, please expand your disclosure to describe the material terms of these agreements including, but not limited to, the termination provisions and any royalty or milestone payment requirements. Disclose the royalty rate or a range not exceeding 10%. In addition, tell us how you considered whether to file the agreements as exhibits.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 with any questions.
 March 18, 2026
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                 Sincerely,

                 Division of Corporation Finance
                 Office of Life Sciences